Mr. Alvaro Clarke de la Cerda
Chilean Securities and Insurance Superintendency
Santiago, CHILE

In accordance with Article 9 and Paragraph 2 of Article 10 of Law N(degree)18.045 and Resolution N(degree)660 of the Chilean Securities and Insurance Superintendency, as applicable, we inform you that the Board of Directors of Distribucion y Servicio D&S S.A., at its duly held meeting N(degree)213, held on March 27, 2003, adopted the following resolutions:

      1. To call an Ordinary Shareholders Meeting, to be held on April 29, 2003 at 10:30am. The agenda of this meeting will include a proposal for the distribution of a final dividend (the 35th) of Ch$5 per share.

      2. To call an Extraordinary Shareholders Meeting, to be held on April 29, 2003 at 11:30 hours, following the Ordinary Shareholders Meeting described above, the agenda of which will include:

      (a) to discuss the amendment of the by-laws to (i) increase from 7 to 9 the number of members of the Board and consequently to amend Article 9(degree) of the Company's by-laws and (ii) allow members of the Board of Directors to participate in Board meetings in one or more of the technological means authorized by the Chilean Securities and Insurance Superintendency;

      (b) to excuse the current Board of Directors and to appoint its 9 news members, adopting the transitory provisions that may be required for the due constitution and organization of the new Board including the term of such new directors; and,

      (c)   to approve a revised text of the company by-laws.


            I am sending you this communication as a duly authorized representative of the Board of Directors, as is evidenced in appropriate minutes of the Board.

            Truly yours,

Miguel Nunez Sfeir
CFO
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